

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Yuqiang Deng
Chief Executive Officer
Sungy Mobile Limited
Floor 17, Tower A, China International Center
No. 33 Zhongshan 3rd Road
Yuexiu District, Guangzhou 510055
People's Republic of China

>   **Re: Sungy Mobile Limited**
>   **Registration Statement on Form F-1**
>   **Filed October 22, 2013**
>   **File No. 333-191846**

Dear Mr. Deng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Mobile applications products and services, page 74

1.   We note your response to prior comment 1. Please disclose the number of active users that utilize more than one of your offerings as a footnote to the table on page 110. Further for those users that do utilize more than one of your offerings please notate which user category you reflect them in.

Exhibit 5.1

2.   We note the qualification related to the company's register of members included in section 3.3 on page 2. Item 601(b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued, fully paid and non-assessable. Therefore, rather than including

this qualification in the opinion section, describe in detail in the registration statement, under Description of Capital, the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members as required by "PART III - Distribution of Capital and Liability of Members of Companies and Associations" of the Companies Law. We note also the following:

- The depositary will hold the ordinary shares underlying the ADSs and would initially be included in your register of members as the only holder of the shares in this offering. If there are any material risks to this process, please consider including appropriate disclosure in the "Risk Factors" and Enforceability of Civil Liabilities" sections;
- Here or in your Description of Capital section, you should make clear whether the shares underlying the ADSs will be non-negotiable, negotiable or in bearer form as per Section 166 of the Companies Law; and
- Your discussion of the register of members should make clear the recourse available to investors in instances where the company fails to update its register of members.

Exhibit 23.1

3.   Please file an updated consent from KPMG Huazhen (SGP).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP